UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

July 23, 2012

Commission File No.: 333-179140

BIOCANCELL LTD.
(Translation of registrant’s name into English)

Beck Science Center
8 Hartom St, Har Hotzvim
Jerusalem 97775, Israel
Tel: 972-2-548-6555

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

BioCancell Ltd. (the “Company”) hereby announces that, on July 17, 2012, the Company has filed with the Israel Securities Authority and the Tel Aviv Stock Exchange an initial non-public draft of a prospectus (the “Prospectus”) under which the Company intends to raise capital through issuance of Company’s ordinary shares (the “Shares”) to the public following the consummation of a reincorporation merger of BioCancell Therapeutics Inc. (the “Reincorporation”), as far as such Reincorporation will indeed be consummated.

The Shares will be offered by the Company under Regulation S (Category 1). The Shares will not be registered under the U.S. Securities Act of 1933, as amended, and cannot be offered or sold in the United States absent registration or applicable exemption from the registration requirements. This Form 6-K does not constitute an offer to sell or the solicitation of an offer to buy any securities.

This filing contains "forward-looking" statements, including statements in connection with future issuance of Company’s shares and its scope. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. There are a number of important factors that the consummation of the Reincorporation and the scope and issuance of the Shares are conditioned upon, including but not limited to, final approvals of the Company, BioCancell Therapeutics Inc. and Israeli authorities, and market conditions. The Company does not undertake any obligation to update forward-looking statements. There can be no assurance that the offering pursuant to the Prospectus will take place, and if taken, what will be its scope.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 23, 2012	BIOCANCELL LTD. (Registrant) By: /s/ Avraham Hampel —————————————— Avraham Hampel Company Secretary